August 31, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

Re:	Saia, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 2, 2012
File No. 0-49983

Madam:

This letter on behalf of Saia, Inc. (“Saia” or the “Company”) is in response to the written comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a letter dated August 20, 2012, regarding the above-referenced filing. This letter sets forth the comments of the Staff and sets forth the Company’s response to each comment.

1.	We note the statement that in the opinion of management the aggregate liability with respect to these actions “could have a material adverse effect on the results of operations in a quarter or annual period.” Please confirm to us that in future filings you will describe any material pending legal proceedings, other than ordinary routine litigation incidental to your business.

We hereby confirm that in future filings; we will describe any material pending legal proceedings, other than ordinary routine litigation incidental to our business.

2.	We note from the Company’s discussion on pages 20, 22 and 23 of MD&A that fuel surcharges are included in the Company’s operating revenues and have had a material impact on the changes in the level of the Company’s operating revenues during the various periods presented in the Company’s financial statements. We also note from the discussion on page 21 that fuel surcharges have been in effect for several years and are a significant component of revenues and pricing. As such revenues appear to represent a material component of your total operating revenues and have had a material impact on changes in the level of the Company’s operating revenues, we believe it would [be] beneficial to the users of your financial statements if such revenues were separately presented in the Company’s consolidated statement of revenues. Furthermore, we believe MD&A should be revised to separately discuss changes in the amounts of fuel surcharges included in operating revenues each period as well as the facts and circumstances responsible for changes in the level of your fuel surcharges. Please revise future filings, accordingly.

As discussed in various places in the filing, fuel surcharge is a component of the overall pricing negotiated with customers, therefore, not a separate type of product or service. Based on this fact, we believe our current presentation of operating revenue in the statement of operations meets the separation requirements of U.S. GAAP.

Further, we believe it is important that our disclosure and financial statement presentation regarding fuel surcharges be consistent with that of our competitors both for the benefit of investors and for other users of our financial statements. Saia is a less-than-truckload company and its direct competitors are the other large less-than-truckload companies. None of these competitors disclose fuel surcharge revenue separately on the face of the statement of operations.

We realize that certain truckload companies disclose more fuel surcharge information than less-than-truckload carriers do. However, it is important to clarify the distinction between the truckload and the less-than-truckload businesses. Compared to truckload carriers, the less-than-truckload business is more labor and asset intensive as our business typically involves additional shipment handling. Given the overall lower level of total costs of service, fuel is much more significant for truckload companies than for our business given the very different business models.

Fuel surcharge is already discussed in the Risk Factors and multiple places in Management’s Discussion and Analysis within our Form 10-K referenced above as well as in our recently filed Form 10-Qs. However, we hereby confirm that we will include, as appropriate, additional quantitative and qualitative disclosure regarding changes in fuel surcharges as a percentage of operating revenues each period as well as the facts and circumstances responsible for such changes, in Management’s Discussion and Analysis in future filings.

* * * * *

The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s review and look forward to hearing from you.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience.

/s/James A. Darby
James A. Darby
Chief Financial Officer of Saia, Inc.

cc: Mr. Robert Barnes, Bryan Cave LLP